PRIMERO AMENDS FINANCIAL STATEMENTS FOR DEFERRED TAX IFRS TRANSITION ADJUSTMENT
(Please note that all dollar amounts in this news release are expressed in U.S. dollars unless otherwise indicated.)

Toronto, Ontario, November 8, 2012 – Primero Mining Corp. (“Primero” or the “Company”) (TSX:P, NYSE:PPP) announced today that it has re-filed its consolidated financial statements and management discussion and analysis (“MD&A”) for the year ended December 31, 2011 to include an IFRS transition adjustment related to deferred income taxes. In addition, the Company has amended its financial statements for the first and second quarters of 2012 but rather than re-filing those statements, has disclosed the amendments in its financial statements for the third quarter of 2012, released today.

In connection with the preparation of its financial statements for the third quarter 2012, the Company identified that during the transition to International Financial Reporting Standards (“IFRS”), it had not taken into account a methodology difference between Canadian Generally Accepted Accounting Principles (“GAAP”) and IFRS with respect to translation of deferred tax assets and liabilities denominated in a currency other than the Company’s functional currency (the US dollar). IFRS requires that where non-monetary assets and liabilities are measured in the Company’s functional currency, but the Company’s taxable profit or loss is determined in a different currency (the Mexican peso), changes in the exchange rate give rise to temporary differences that result in deferred tax assets or liabilities. Under Canadian GAAP, these temporary differences were not accounted for. As a result of the appreciation of the Mexican peso against the US dollar in 2010 (after the acquisition of the Company’s San Dimas mine) and 2012 and the depreciation of the Mexican peso against the US dollar in 2011, the net cumulative impact of following the IFRS methodology as at June 30, 2012 is a decrease in the deferred tax asset of $12.3 million and an increase in deferred tax expense of the same amount, which subsequently reduced at September 30, 2012 to a decrease in the deferred tax asset of $3.8 million and an increase in deferred tax expense of the same amount. These adjustments do not affect cash taxes payable or the Company’s cash flows and, consistent with other companies, are adjusted out of the Company’s net income in order to report adjusted net income1. The 2011 year end and 2012 first and second quarter financial statements have been amended to conform with IFRS.

The amendments to the financial statements of the Company for the years ended December 31, 2011 and 2010 and the six months ended June 30, 2012 are shown below. The amendments for other periods impacted by this adjustment are disclosed in the restated MD&A for the year ended December 31, 2011 or in the financial statements for the three and nine months ended September 30, 2012 which are available on the Company’s website at www.primeromining.com and filed on SEDAR at www.sedar.com. The Company has also filed with the United States Securities and Exchange Commission an amendment to its annual report on Form 40-F for the year ended December 31, 2011, which includes the restated financial statements for the years ended December 31, 2011 and 2010 and the amended and restated MD&A for the year ended December 31, 2011. The amendment to the Form 40-F has been filed on EDGAR at www.sec.gov.

As at and for the year-ended December 31, 2011
(In thousands of United States dollars except per share amounts)

	As previously	Adjustment	As restated
	reported
Deferred tax asset	15,781	(15,438)	343
Deferred tax recovery (expense)	7,918	(18,185)	(10,267)
Retained earnings (including net income impact for same period)	32,596	(15,438)	17,158
Net income	67,829	(18,185)	49,644
Earnings per share ($/share)	$0.77	($0.21)	$0.56

As at and for the year-ended December 31, 2010
(In thousands of United States dollars except per share amounts)

	As previously	Adjustment	As restated
	reported
Deferred tax asset	6,555	2,747	9,302
Deferred tax recovery (expense)	(859)	2,747	1,888
Retained earnings (deficit) (including net income impact for same period)	(35,233)	2,747	(32,486)
Net income (loss)	(31,458)	2,747	(28,711)
Earnings (loss) per share ($/share)	($0.85)	$0.07	($0.78)

As at and for the six months ended June 30, 2012
(In thousands of United States dollars except per share amounts)

	As previously	Adjustment	As restated
	reported
Deferred tax asset	14,055	(12,299)	1,756
Deferred tax recovery (expense)	(4,272)	3,319	(1,133)
Retained earnings (including net income impact for same period)	66,179	(12,299)	53,880
Net income	33,583	3,319	36,722
Earnings per share ($/share)	$0.38	$0.04	$0.42

(1) Adjusted net income is a non-GAAP measure. This non-GAAP performance measure does not have any standardized meaning and is therefore unlikely to be comparable to other measures presented by other issuers. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, the Company and certain investors use this information to evaluate the Company's performance. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. Refer to the year end 2011 MD&A for a reconciliation of adjusted net income to reported net income.

About Primero

Primero Mining Corp. is a Canadian-based precious metals producer that owns 100% of the San Dimas gold-silver mine in Mexico. Primero is focused on delivering superior, sustainable value for all stakeholders with low-risk exposure to precious metals. The Company has intentions to become an intermediate producer by building a portfolio of high quality, low cost precious metals assets in the Americas.

Primero’s website is www.primeromining.com.

For further information, please contact:

Tamara Brown
VP, Investor Relations
Tel: (416) 814 3168
tbrown@primeromining.com

CAUTIONARY NOTE ON FORWARD-LOOKING INFORMATION

This news release contains “forward-looking statements”, within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation, concerning the business and operations of Primero. All statements, other than statements of historical fact, are forward-looking statements. Generally, forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “potential”, “expects”, “is expected”, “promising”, “budget”, “scheduled”, “targeted”, “is targeting”, “estimates”, “forecasts”, “intends”, “anticipates”, “believes”, “if realized”, “in the near future” or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will continue”, “will allow”, “occur” or “be achieved” or the negative connotation thereof.

Forward-looking statements in this news release include, but are not limited to, statements regarding the anticipated implications of amendments to financial statements and management’s belief regarding the Company’s intentions to become an intermediate gold producer.

The assumptions made by the Company in preparing the forward-looking information contained in this news release, which may prove to be incorrect, include, but are not limited to, the assumptions set forth herein and in the management’s discussion and analysis and the Company’s annual report on Form 40-F for the year ended December 31, 2011, as amended, on file with the U.S. Securities and Exchange Commission and its most recent Annual Information Form on file with the Canadian provincial securities regulatory authorities as well as the expectations and beliefs of management and that there are no significant disruptions affecting operations; that development and expansion at San Dimas proceeds on a basis consistent with current expectations and the Company does not change its development and exploration plans; that the exchange rate between the Canadian dollar, Mexican peso and the United States dollar remain consistent with current levels or as set out in this news release; that prices for gold and silver remain consistent with the Company's expectations; that production meets expectations and is consistent with estimations; that there are no material variations in the current tax and regulatory environment or the tax positions taken by the Company; that the Company can access financing, appropriate equipment and sufficient labour; and that the political environment within Mexico will continue to support the development of environmentally safe mining projects.

Forward-looking statements are subject to known and unknown risks, uncertainties and other important factors that may cause the actual results, performance or achievements of Primero to be materially different from those expressed or implied by such forward-looking statements, including impact of amendments to financial statements; the timing of financial statement amendments; the ability to maintain effective controls over financial reporting; the risks that the Company may not be able to achieve planned production levels; the Company may not be able to expand production at San Dimas; the Company may be required to change or may experience delay in its development and exploration plans with a negative impact on production; the Company may not discover mineralization in minable quantities; the exchange rate between the Canadian dollar, the Mexican peso and the United States dollar may change with an adverse impact on the Company’s financial results; the Company may not be able to become an intermediate gold producer by building a portfolio of high quality, low cost precious metals assets in the Americas. Certain of these factors are discussed in greater detail in Primero’s annual report on Form 40-F for the year ended December 31, 2011, as amended, on file with the U.S. Securities and Exchange Commission, and its most recent Annual Information Form and management’s discussion and analysis, as amended, on file with the Canadian provincial securities regulatory authorities and available at www.sedar.com.

Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements. In addition, although Primero has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

Forward-looking statements are made as of the date hereof and accordingly are subject to change after such date. Forward-looking statements are provided for the purpose of providing information about management’s current expectations and plans and allowing investors and others to get a better understanding of our operating environment. Primero does not undertake to update any forward-looking statements that are included in this document, except in accordance with applicable securities laws.